As filed with the Securities and Exchange Commission on November 30, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No.         )

AMERICAN CAPITAL, LTD.

(Name of Subject Company (issuer))

Certain Options to Purchase Common Stock,

Par Value $0.01 per share

(Title of Class of Securities)

02503Y103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

SAMUEL A. FLAX, ESQ.

Executive Vice President, General Counsel,

Chief Compliance Officer and Secretary

2 Bethesda Metro Center

14th Floor

Bethesda, MD 20814

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

RICHARD E. BALTZ, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$780,000	$43.52

*	Calculated solely for purposes of determining the filing fee and determined pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934. The calculation of the transaction valuation assumes that all options to purchase 24,788,025 shares of common stock that are eligible to participate in this offer will be purchased by the issuer. These options have an aggregate value of $780,000 based on a rate established by the Company’s Board of Directors. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $55.80 per million dollars of the value of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase for Cash Certain Outstanding Stock Options, dated November 30, 2009 (the “Offering Memorandum”), attached hereto as Exhibit 99(a)(1)(A), under the section entitled Offer to Purchase for Cash Certain Outstanding Stock Options and under the section entitled Summary Term Sheet and Frequently Asked Questions, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is American Capital, Ltd., a Delaware corporation (the “Company”), the address of its principal executive office is 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814 and the telephone number of its principal executive office is (301) 951-6122. The information set forth in the Offer Memorandum under Section 15, Information About American Capital, is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees (the “Eligible Optionees”) to exchange all Eligible Options (as defined below) for an option cancellation payment (the “Option Cancellation Payment” or “OCP”). For each Eligible Option tendered and accepted under the Offer, Eligible Optionees will receive a cash payment (subject to all applicable tax withholding) promptly following the Expiration Time that will be equal to $0.05 per eligible option for non-executive officer employees and $0.01 per eligible option for executive officer employees. The Option Cancellation Payment is not subject to vesting (i.e., continued employment) and will be made through the Company’s payroll system. The Company is making the offer upon the terms and subject to the conditions described in the Offer to Purchase for Cash Certain Outstanding Stock Options (the “Offering Memorandum”), including the conditions described in Section 7 of the Offering Memorandum (the “Offer”).

The Offer applies only to outstanding stock options (vested and unvested) granted under one of the following stock option plans: the American Capital Strategies, Ltd. 1997 Stock Option Plan, as may be amended from time to time (the “1997 Plan”), the American Capital Strategies, Ltd. 2000 Employee Stock Option Plan, as may be amended from time to time (the “2000 Plan”), the American Capital Strategies, Ltd. 2002 Employee Stock Option Plan, as may be amended from time to time (the “2002 Plan”), the American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, as may be amended from time to time (the “2003 Plan”), the American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, as may be amended from time to time (the “2004 Plan”), the American Capital Strategies, Ltd. 2005 Employee Stock Option Plan, as may be amended (the “2005 Plan”) the American Capital Strategies, Ltd. 2006 Stock Option Plan, as a may be amended from time to time (the “2006 Plan”), the American Capital Strategies, Ltd. 2007 Stock Option Plan, as may be amended from time to time (the “2007 Plan”, each, a “Plan” and together, the “Plans”), and that meet all of the following criteria (an “Eligible Option” or the “Eligible Options”):

•	were granted prior to March 30, 2008,

•	have an exercise price that equals or exceeds $16.00 per share, and

•	remain outstanding and unexercised as of the Expiration Time.

“Eligible Optionees” are all individuals who were granted one or more Eligible Options and who, as of the Expiration Time, are current employees of American Capital. As of November 24, 2009, there were 24,597,270 Eligible Options.

Options that do not meet the criteria for Eligible Options are not subject to the Offer and will remain outstanding.

The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Exchange Offer; Expiration and Extension of the Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8 Price Range of Common Stock is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above and in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offering Memorandum under the sections entitled “Summary Term Sheet and Frequently Asked Questions” and Risk Factors Relating to the Offer is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Exchange Options under Section 1, Eligible Optionees; Eligible Options; The Exchange Offer; Expiration and Extension of the Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offering Memorandum under the section entitled “Summary Term Sheet and Frequently Asked Questions”, and under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum in the Section 1, Eligible Optionees; Eligible Options; The Exchange Offer; Expiration and Extension of the Offer, is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under the section entitled, Risk Factors Relating to the Offer, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Exchange Offer; Expiration and Extension of the Offer, Section 10, Source of Funds and Accounting Consequences of the Offer, and Section 14, Fees and Expenses, is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2009, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Consolidated Financial Statements, of the Company’s Quarterly Report on Form 10-Q for each of the quarters ended (A) March 31, 2009, filed with the SEC on May 11, 2009, (B) June 30, 2009, filed with the SEC on August 10, 2009, and (C) September 30, 2009, filed with the SEC on November 9, 2009, including all materials incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 15, Information About American Capital, Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on Page 1 of the Offering Memorandum), is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2) The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in the Offering Memorandum under Section 15, Information About American Capital, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

99.(a)(1)(A)	Offer to Purchase for Cash Certain Outstanding Stock Options, dated November 30, 2009

99.(a)(1)(B)	Form of E-mail Notification to Eligible Optionees

99.(a)(1)(C)	Form of Welcome Letter

99.(a)(1)(D)	Form of PIN Letter

99.(a)(1)(E)	Form of Election Form

99.(a)(1)(F)	Form of E-mail Reminder to Eligible Optionees

99.(a)(1)(G)	Form of Final Election Confirmation E-Mail (Post-Expiration Time)

99.(a)(1)(I)	American Capital, Ltd. Annual Report on Form 10-K, for its fiscal year ended December 31, 2008, filed with the SEC on March 2, 2009, and incorporated herein by reference.

99.(a)(1)(J)	American Capital, Ltd. Quarterly Report on Form 10-Q, for its fiscal quarter ended March 31, 2009, filed with the SEC on May 11, 2009, and incorporated herein by reference.

99.(a)(1)(K)	American Capital, Ltd. Quarterly Report on Form 10-Q, for its fiscal quarter ended June 30, 2009, filed with the SEC on August 10, 2009, and incorporated herein by reference.

99.(a)(1)(L)	American Capital, Ltd. Quarterly Report on Form 10-Q, for its fiscal quarter ended September 30, 2009, filed with the SEC on November 9, 2009, and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	American Capital Strategies, Ltd. 1997 Stock Option Plan, incorporated herein by reference to Exhibit 2.i.2 of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-29943), filed on August 12, 1997, as further amended by Amendment No. 1 incorporated herein by reference to Attachment II to the Definitive Proxy Statement for the 1998 Annual Meeting (File No. 814-00149), filed on April 15, 1998.

99.(d)(1)(B)	American Capital Strategies, Ltd., 2000 Employee Stock Option Plan, incorporated herein by reference to Appendix II to the Definitive Proxy Statement for the 2000 Annual Meeting filed with the SEC on April 5, 2000, as amended by Amendment No. 1 incorporated herein by reference to Exhibit II to the Definitive Proxy Statement for the 2001 Annual Meeting, filed with the SEC on April 3, 2001.

99.(d)(1)(C)	American Capital Strategies, Ltd. 2002 Employee Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2002 Annual Meeting, filed with the SEC on April 12, 2002.

99.(d)(1)(D)	American Capital Strategies, Ltd. 2003 Employee Stock Option Plan, as amended incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2003 Annual Meeting, filed with the SEC on April 10, 2003.

99.(d)(1)(E)	American Capital Strategies, Ltd. 2004 Employee Stock Option Plan, incorporated herein by reference to Exhibit II to the Definitive Proxy Statement for the 2004 Annual Meeting, filed with the SEC on March 26, 2004.

99.(d)(1)(F)	American Capital Strategies, Ltd. 2005 Employee Stock Option Plan, incorporated by reference to Exhibit III to the Definitive Proxy Statement for the 2004 Annual Meeting filed with the SEC on April 26, 2005

99.(d)(1)(G)	American Capital Strategies, Ltd. 2006 Employee Stock Option Plan, incorporated by reference to Exhibit I to the Definitive Proxy Statement for the 2006 Annual Meeting filed with the SEC on April 11, 2006.

99.(d)(1)(H)	American Capital Strategies, Ltd. 2007 Stock Option Plan, incorporated herein by reference to Exhibit I to the Definitive Proxy Statement for the 2007 Annual Meeting filed with the SEC on March 27, 2007.

99.(g)	Not applicable.

99.(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009

AMERICAN CAPITAL, LTD.

By:	/s/ SAMUEL A. FLAX
Name:	Samuel A. Flax
Title:	Executive Vice President and Secretary